UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Mexico City, Mexico, August 26, 2025

On August 25, 2025, Vista Energy, S.A.B. de C.V. (“Vista”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange) repurchased 100,000 Series A shares of Vista, at a price of Mexican Pesos $729.85 per Series A share. These repurchases were made in furtherance of the approval granted at the general ordinary shareholders’ meeting held on April 9, 2025. The total amount of these Series A shares repurchases, excluding fees and value-added tax, was of approximately Mexican Pesos $72,985,170. After giving effect to such repurchases, there were 104,333,410 Series A shares outstanding, and 1,745,123 Series A shares were held in Treasury derived from repurchases carried out by the Company. Vista engaged Citi México Casa de Bolsa, S.A. de C.V., Grupo Financiero Citi México to execute these Series A shares repurchases.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2025

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer